===============================================================================



                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
            Under Section 12(b) or (g) of the Securities Act of 1934


                               KNOX NURSERY, INC.
                               ------------------
                 (Name of Small Business issuer in its charter)


           FLORIDA                                              59-1787808
           -------                                              ----------
(State or other jurisdiction of                               (IRS Employer
 incorporation or organization)                             Identification No.)


                 4349 N. HIAWASSEE ROAD, ORLANDO, FLORIDA 32818
                 ----------------------------------------------
                    (Address of principal executive offices)


                                 (407) 293-3721
                                 --------------
                          (Issuer's telephone number)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                   Name of each exchange on which registered
-------------------                   -----------------------------------------
       NONE                                              NONE


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                                (Title of Class)


On June 30, 1999 the Registrant had outstanding 11,605,000 shares of Common Stock, par value $0.001 per share.



===============================================================================

                               KNOX NURSERY, INC.

                                   FORM 10-SB

PART I
------
ITEM 1               DESCRIPTION OF BUSINESS

ITEM 2               MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                     FINANCIAL CONDITION AND RESULTS OF OPERATION

ITEM 3               DESCRIPTION OF PROPERTIES

ITEM 4               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                     OWNERS AND MANAGEMENT

ITEM 5               DIRECTORS, OFFICERS, PROMOTERS & CONTROL PERSONS

ITEM 6               EXECUTIVE COMPENSATION

ITEM 7               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8               DESCRIPTION OF SECURITIES

PART II
-------

ITEM 1               MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                     EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2               LEGAL PROCEEDINGS

ITEM 3               CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4               RECENT SALES OF UNREGISTERED SECURITIES

PART F/S
--------
                     FINANCIAL STATEMENTS

PART III
--------

ITEM I               INDEX TO EXHIBITS

ITEM 2               DESCRIPTION OF EXHIBITS

SIGNATURES

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

THE COMPANY

Knox Nursery, Inc. (the Company), is a Florida corporation, having its offices in Orlando, Florida. The Company is a wholesale plant nursery with two operating divisions: 1) the Plug Division, with sales of seedling annuals (plugs) to brokers and other nurseries located throughout the United States and Canada; and 2) the Finished Products Division, with sales of annual plants to wholesalers, landscapers and large final-use customers located primarily in Central Florida.

The Plug Division, which accounts for 60% of the Company's sales, is responsible for sowing millions of seeds annually, then precisely growing the seedlings for 4 to 8 weeks until the "prefinished" plants are shipped to commercial growers throughout the country. These growers will then transplant the plugs into larger pots and containers for resale to their customers.

The Finished Products Division receives its prefinished material from the Plug Division, transplants it into the appropriate containers, then carefully grows the material to a mature, ready-to-sell condition. The finished plants are then delivered to mass merchandisers such as Lowe's, landscapers, and local tourist attractions such as Walt Disney World and Universal Studios.

The Company, in February, 1997, completed its new 6 acre plug production facility in Winter Garden, Florida, on a 33 acre parcel purchased in 1966. This location is 12 miles from the original, main location in Orlando. With the completed building, Knox's growing space has doubled.

The new location does much more than add additional plant space. It is a technologically advanced facility, costing the company $6,000,000 to construct. This addition gives Knox Nursery a competitive advantage in the marketplace. Now, the total growing environment can be micro managed. The temperature, moisture, humidity and light within the growing facility can be accurately controlled to provide optimum growing environments for maximum growth in the shortest periods. Additionally, this new facility lowers labor costs by approximately 40%, which constitutes the largest single cost to the Company. Therefore, even though the cost for the new facility was considerable, the advantages for the Company will provide greater future profits.

The funds for the new facility came primarily from loans from Nations Bank. At this time, the Company has loan balances of approximately $4,150,000. The terms of the loans call for level monthly payments of interest and principal on the majority of the principal, and interest only payments on a smaller amount (See Financial Statement "Summary of Loans from Nations Bank".) It is the Company's objective to pay off the loans from not only cash flow, but from future private and public security offerings. It should be noted, however, that the Company cannot guarantee that additional equity and/or debt funds will be able to be raised. In the event additional funds are not raised, and cash flow from operations are insufficient to meet loan obligation, the operation of the business might be affected.

MARKET ENVIRONMENT

The Company targets medium to large wholesale growers for its pre-finished lines of plants, however, smaller growers are not ignored. The overall floriculture industry in the United States is a $3.7 billion industry. In Florida alone, the industry generates over $642 million in sales.

INDUSTRY ANALYSIS

The bedding plant industry consists of a small group of independent producers. Many are customers of Knox Nursery. The industry is currently being consolidated by large growers who are expanding and beginning to control sales to large, mass marketers. These large marketers are important to the Company, and it is the plan of Knox Nursery to take advantage of its current plant expansion, and attempt to further its share of the larger, mass marketer business.

MARKET SEGMENT

Knox Nursery has over 200 independent salespeople representing the Company selling its pre-finished products around the United States. The Company has certain advantages in the Southeastern United States because of its location, and the Company run distribution system of delivery trucks. Also, with its Florida location and its warm climate, the Company escapes the high energy costs needed in northern areas. This competitive advantage allows the Company to offer better prices than many of its competitors. In one popular area, the supplying of Gerbera Daisies, Knox Nursery is the largest grower and supplier of this species in the United States.

COMPETITION

The Floriculture industry is, by its nature, very competitive. There does not appear to be many new companies entering into the industry. However, consolidation of other growers is taking place. However, because of the specialized nature of the Company's pre-finished lines, many other growers are not able to compete against Knox Nursery. However, there are approximately two dozen other companies that specialize in the pre-finished products known as "Plugs." Even with this competition, the Company has been able to produce solid sales with yearly increases, due to the new expansion at the Winter Garden facility. The new facility has given the Company a doubling of sales coupled with utilization of the newest technology.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following is a discussion of the financial condition and results of operation of the Company as of the date of this Registration Statement. This discussion and analysis should be read in conjunction with the Company's audited Consolidated Financial including the Notes thereto which are included elsewhere in this Form 10-SB.

GENERAL

Knox Nursery, Inc. is located in Central Florida and has two operating divisions: 1) the Plug Division, with sales of seedling annuals (plugs) to brokers and other nurseries located throughout the United States; and 2) the Finished Products Division, with sales of four inch annuals to wholesalers, landscapers and large final-use customers located primarily in Central Florida.

         1998 V. 1997

REVENUE

For the year ended December 31, 1998, revenue was $5,485,870, a decrease of $161,125, or 3% from the $5,646,995 posted for the year ended December 31, 1997. Plug Division revenue declined $531,549 due to its single largest customer purchasing $1,146,245 less product in 1998 compared to 1997. However, $614,696 of that shortfall was made up in increased sales to other customers, a 42% increase. Finished Products Division ended 1998 with $370,424 revenue gain, or 20% over 1997, spurred by sales to its marquis customers, Disney World, Wal Mart, Home Depot, and particularly, Lowe's, Inc.

Knox Nursery recorded a net loss from operations in 1998 of $211,629 compared to a net loss of $1,134,127 in 1997, a bottom-line improvement of $921,498. More significantly, the Company showed a $485,757 cash profit before depreciation in 1998 compared to a $458,797 cash loss in 1997.


COSTS AND EXPENSES

Total cost of sales in 1998 decreased $1,000,512, or 21% from $4,711,616 in 1997. Labor and material costs decreased significantly as the Company improved operating efficiency at its gigantic new plug production facility which opened in the first quarter of 1997. The implementation of sophisticated seed sowing, growing and shipping techniques enabled the Plug Division to post a $599,883, or 154% gross profit increase over 1997. The Finished Product Division ended 1998 with a $222,593, or 29% gross profit gain over 1997.

Operating expenses in 1998 totaled $1,799,919, an increase of $33,892, or 2%, from $1,766,027 in 1997. Interest expenses in 1998 declined $8,997 to $421,289, or 2%, from $430,286 in 1997. The decrease results from lower outstanding credit line balances.

         SIX MONTHS ENDED JUNE 30, 1999 AND 1998

REVENUE

For the six months ended June 30, 1999, revenue was $3,992,838, an increase of $66,835, or 2%, over the $3,926,003 posted during the same period in 1998. Plug Division revenue declined $209,943 due to its single largest customer purchasing $654,932 less product in 1999 compared to 1998. However, $444,989 of that shortfall was made-up in increased sales to other customers, a 28% increase. For the six months ended June 30, 1999, Finished Product Division revenue increased $276,778 to $1,352,157, or 26% over the $1,075,379 in 1997.
The increase results from heavier product shipments to Lowe's stores in Central Florida.

Knox Nursery recorded net income from operations of $231,004 for the six months ended June 30, 1999, a $123,338 decrease, or 35% from the $354,342 net income for the same period in 1998. The decrease in net income was due to an increase in operating expenses from 1998 to 1999.

COSTS AND EXPENSES

Total cost of sales for the six months ended June 30, 1999 increased $60,376, or 2% to $2,550,524 from $2,490,148 during the same period last year. Gross profit for the six months ended June 30, 1999 increased $6,459, or 4% to $1,442,314 from $1,435,855 during the same period in 1998. Operating expenses totaled $1,035,319 for the six months ended June 30, 1999, an increase of $139,035, or 15%, over the $896,284 for the same period in 1998. The increase resulted primarily from spending $124,062 more on advertising expense for the six months ended June 30, 1999, as compared to the $5,043 spent for the same period in 1998. Interest expense for the six months ended June 30, 1999 declined $49,086 to $171,355, or 22%, from $220,441 for the same period in 1998. The decrease results from lower outstanding credit line balances and refinancing debt at 7.5%, down from over 9%.

LIQUIDITY AND CAPITAL RESOURCES

         1998 V. 1997

As of December 31, 1998, the Company had a working capital surplus of $428,524, compared to a deficit of $576,187 at December 31, 1997, an increase of $1,004,711. The increase in working capital was substantially due to the issuance of common stock, a net increase of $792,813 over the year ended December 31, 1997.

The Company has available a $600,000 bank credit line to cover short-term cash flow requirements. The credit line balance at December 31, 1998 was $100,000, compared to $600,000 at December 31, 1997, a decrease of $500,000. The Officer's have provided funds to the Company from time to time to provide additional working capital. Loans from officers amounted to $250,000 at December 31, 1998, an increase of $165,000 over the $85,000 balance at December 31, 1997.

           SIX MONTHS ENDED JUNE 30, 1999 AND 1998

As of June 30, 1999, the Company had a working capital surplus of $631,885, compared to a surplus of $1,210,930 at June 30, 1998, a decrease in surplus of $579,045. The decrease in working capital was substantially due to proceeds of $887,813 from the issuance of common stock in June, 1998; no common stock was issued during the six months ended June 30, 1999.

The Company has available a $600,000 bank credit line to cover short-term cash flow requirements. No credit line balances existed at June 30, 1999 or 1998. The Officer's have provided funds to the Company from time to time to provide additional working capital. Loans from officers amounted to $200,000 at June 30, 1999, a decrease of $275,000 over the $475,000 balance at June 30, 1998.

RECENT ACCOUNTING PRONOUNCEMENTS

There is no impact on the Company's financial statement.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

This Registration Statement on Form 10-SB contains forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements consist of any statement other than a recitation of historical facts and can be identified by words such as "may," "expect," "anticipate," "estimate," "hopes," "believes," "continue," "intends," "seeks," "contemplates," "suggests," "envisions" or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, including but not limited to, those risks associated with economic conditions generally and the economy in those areas where the Company has or expects to have assets and operations. Competitive and other risk factors affecting the Company's operations, markets, products and services and risks relating to existing litigation, attorney general investigations, taxes owed, and associated costs arising out of the Company's activities and the matters discussed in this report; risks relating to changes in interest rates and in the availability, cost and terms of financing; risks related to the performance of financial markets; risks related to changes in domestic and foreign laws, regulations and taxes; risks related to changes in business strategy or development plans; risks related to the outcomes of the pending lawsuits against the Company and the associated costs; risks associated with future profitability; and other factors discussed elsewhere in this report and in documents filed by the Company with the Securities and Exchange Commission. Many of these factors are beyond the Company's control. Actual results could differ materially from these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration on Form 10-SB will, in fact, occur. The Company does not undertake any obligation to revise these forward-looking statements to reflect future events or circumstances and other factors discussed elsewhere in this report and the documents filed by the Company with the Securities and Exchange Commission.

YEAR 2000

The Company has reviewed internal computer systems and their capability of recognizing the year 2000 and years thereafter. Knox Nursery, Inc. expects that any costs relating to ensuring such systems to be year 2000 compliant will not be material to the Company's financial condition or results of operation.


ITEM 3.  DESCRIPTION OF PROPERTIES

The Company's principal executive and administrative offices are located in Orlando, Florida at 4349 N. Hiawassee Road on a 12.5 acre site, which contains not only these offices, but over 260,000 square feet of greenhouses. The executive and administrative offices occupy a single building with a total of 2,500 square feet. The Company does not anticipate that it will require any additional office facilities, as the current space is sufficient to meet current needs. However, if additional office space is required in the future, the available property will allow for needed expansion.

In 1996, the Company, in anticipation of expansion, purchased 33 acres of vacant land on Avalon Rd. in Winter Garden, Florida, 12 miles from the Hiawassee Road offices. In 1997, on this site, the Company completed construction of a state of the art automated greenhouse covering 300,000 square feet. Also at this location is a 30,000 square foot production and shipping facility and under construction presently is a 4,500 square foot germination building, which should be in operation late 1999. The entire Avalon Road property is a "Master Planned Project" which provides pre-approved expansion plans to the Company.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of the Company's Common Stock as of June 30, 1999 by (i) each person (or group of affiliated persons who to the knowledge of the company is the beneficial owner of five percent or more of the Company's outstanding Common Stock, (ii) each director and each Named Executive Officer of the Company and
(iii) all directors and executive officers of the Company as a group. Except as otherwise noted, the Company believes that the persons listed in this table have sole voting and investment power respecting all shares of Common Stock owned by them. The business address of each director and named Executive Officer listed below is the company's corporate address, 4349 Hiawassee Road, Orlando, Florida 32818.

Table 1.  Security Ownership of Certain Beneficial Owners

                                    (2)                                  (3)                           (4)
      (1)                     NAME AND ADDRESS                    AMOUNT AND NATURE                  PERCENT
TITLE OF CLASS             OF BENEFICIAL OWNER                  OF BENEFICIAL OWNER                 OF CLASS
--------------             -------------------                  -------------------                 --------

Common Stock                  James M Knox, Jr.                        720,000                         6.2%




Table 2.  Security Ownership of Management

                                    (2)                                  (3)                           (4)
      (1)                     NAME AND ADDRESS                    AMOUNT AND NATURE                  PERCENT
TITLE OF CLASS             OF BENEFICIAL OWNER                  OF BENEFICIAL OWNER                 OF CLASS
--------------             -----------------------              -------------------                 --------


Common Stock               Bruce R. Knox                              2,426,666                       20.9%
                           4349 N. Hiawassee Rd.
                           Orlando, Florida  32818

Common Stock               James M. Knox, III                         2,426,666                       20.9%
                           4349 N. Hiawassee Rd.
                           Orlando, Florida  32818

Common Stock               M. Nadine Knox                             2,426,668                       20.9%
                           11056 Bayshore Dr.
                           Windermere, Florida



ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth certain information as of the date of this Registration Statement with respect to the directors and executive officers of the Company. A summary of the background and experience of each of these individuals is set forth after the table. The executive officers serve at the discretion of the Company's Board of Directors.


        NAME                             AGE        POSITION WITH THE COMPANY
        ----                             ---        -------------------------
Bruce R. Knox                            34         President, Director

James M. Knox, III                       37         Vice President, Director

M. Nadine Knox                           65         Director


BRUCE R. KNOX, PRESIDENT

Bruce R. Knox was born in Orlando, Florida on October 5, 1965. He graduated from Bishop Moore High School in May, 1983 and soon entered the family business. Bruce began in production and has been a supervisor in all areas of the nursery, culminating with his appointment as President of Knox Nursery in March, 1995.

Bruce has served the state industry as well. He has previously served on the State Board of Directors for the Florida Ornamental Growers Association, and the Board of Directors of the Action Chapter of the Florida Nurseryman and Growers Association. Bruce is a widely respected speaker on industry topics and has been a featured speaker at such forums as the Seeley Conference, the Professional Plant Growers Association, and the Southeast Greenhouse Conference.

Bruce has done extensive travel researching nursery automation systems in the United States and Europe. The benefits of this research resulted in the construction of one of the most technologically advanced greenhouse ranges in the world, Knox Nursery's Avalon Plug Production Facility, which opened in February, 1997.


JAMES M. (MONTY) KNOX, III, VICE PRESIDENT

Monty Knox was born on January 23, 1962 in Orlando, Florida. Monty graduated from Bishop Moore High School in May, 1980 and attended the University of Central Florida. He joined Knox Nursery in October, 1983. Monty started in production, planning and sales. Monty was appointed Vice President in January, 1987.

Monty has served the nursery industry extensively in the State of Florida. Monty has served on the Florida Nurseryman and Growers Association State Board of Directors, Marketing Committee and FNATS Trade Show. He has served on the Action Chapter of FNGA's Board of Directors, culminating as President in 1998. Monty serves on the Florida Farm Bureau's State Water Advisory Committee, Tax Advisory Committee, the Orange County Farm Bureau's Board of Directors and is Vice Chairman of the Orange County Farm Bureau PAC. Monty also serves on Orange County's Planning and Zoning Commission and Local Planning Agency. Monty has been Chairman of Orange County's Agricultural Board since 1995.


ITEM 6.  EXECUTIVE COMPENSATION

The following table sets forth certain information relating to the compensation paid by the Company for the years 1997, 1998 and 1999.

Summary Compensation Table


                                                                               Long Term Compensation
                                                                             --------------------------
                                            Annual Compensation                         Awards              Payouts
                                 ---------------------------------------     --------------------------     -------
         (a)            (b)          (c)          (d)           (e)              (f)             (g)          (h)          (i)
      Name and          Year     Salary ($)    Bonus ($)    Other Annual      Restricted     Securities      LTIP       All other
      Principal                                             Compensation     Stock Awards    Underlying     Payouts    Compensation
      Position                                                                   ($)           Options
 ------------------     ----     ----------    ---------    ------------     ------------    ----------     -------    ------------
Bruce R. Knox,          1999       26,000          -0-            -0-            -0-             -0-          -0-          -0-
President,  Director    1998       70,000        2,000         37,809            -0-             -0-          -0-          -0-
                        1997       34,000          -0-         40,303            -0-             -0-          -0-          -0-

James Knox, III,        1999       12,500          -0-            925            -0-             -0-          -0-          -0-
Vice President,         1998       25,000        1,000          1,857            -0-             -0-          -0-          -0-
Director                1997       25,000          -0-          1,968            -0-             -0-          -0-          -0-

M. Nadine Knox,         1999       37,500          -0-            -0-            -0-             -0-          -0-          -0-
Secretary,              1998      101,500        2,885            -0-            -0-             -0-          -0-          -0-
Treasurer, Director     1997       48,500          -0-            -0-            -0-             -0-          -0-          -0-



Footnotes:

1. In 1997, Bruce R. Knox and M. Nadine Knox did not receive salary for 18 weeks. That unpaid salary was paid in 1998.

2. In 1995, the Company loaned Bruce R. Knox $107,000, repayment of which has been forgiven. In 1996, 1997 and 1998, Mr. Knox received 1099's reflecting the forgiven debt and interest.

3. In 1996, the Company loaned James M. Knox $5,000, repayment of which has been forgiven. In 1997 and 1998, Mr. Knox received 1099's reflecting the forgiven debt and interest. In 1999 the final 1099 will be issued.

4. On August 1, 1999, M. Nadine Knox retired from the Company. Mrs. Knox remains on the Board of Directors.

5.  Salary received in 1999 is through June 30.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the preceding two years the Company has not been a party to any transactions with related parties. Additionally, the Company is not now a party to any transactions with related parties.


ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

The Company has 40,000,000 authorized shares of Common Stock, $0.001 par value per share, of which 11,605,000 shares are issued and outstanding as of June 30, 1999.

All shares of Common Stock outstanding are legally issued, fully paid and non-assessable. Holders of the Common Shares are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of the shareholders. Holders of the Common Stock are not entitled to cumulative voting. The common Stock has no redemption, preemptive or sinking fund rights. Holders of the Common Stock are entitled to dividends, when, as and if declared by the Board of Directors from funds legally available therefore. Future dividend policy will be determined by the Board of Directors of the Company in light of financial need and earnings, if any, of the Company and other relevant factors. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share proportionately all the remaining assets of the Company, after satisfaction of the liabilities of the Company.

PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share, issuable in such series and bearing such voting, dividend, conversion, liquidation and other rights and preferences as the Board of Directors may determine without further action by the Company's shareholders. As of the date hereof, there are no shares of Preferred Stock issued and outstanding.

TRANSFER AGENT

The transfer agent for the Company is Atlas Stock Transfer Company, whose address is 5899 S. State Street, Salt Lake City, Utah 84107.



                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON AND OTHER STOCKHOLDER MATTERS

The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "KNUR." On December 11, 1997 the Board of Governors of the National Association of Securities Dealers, Inc. ("NASD") approved a series of changes for the OTC Bulletin Board which affect the Company. The principal changes include: (i) a rule that only those companies that report their current financial information to the Securities and Exchange Commission, banking or insurance regulators will be included for quotation on the OTC Bulletin Board, (ii) that brokers must review current financial statements on a company they are recommending before they recommend a transaction in an OTC security, and (iii) that prior to the initial purchase of an OTC security, every investor must receive a standard disclosure statement prepared by the NASD emphasizing the differences between the OTC securities and other market-listed securities, such as those traded on the NASDAQ Stock Market, Inc. This Registration Statement is being filed on Form 10-SB with the Securities and Exchange Commission to register the

Company's Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, to comply with the above-stated rule change. In the event the Company's proposed Registration Statement is not declared effective, the Company's securities would not be eligible for continued quotation on the OTC Bulletin Board, which would materially and adversely affect the liquidity in the Company's Common Stock.

PRICE RANGE OF COMMON STOCK

In June of 1998, the Company obtained the symbol, "KNUR" and application was made for trading on the NASD OTC Bulletin Board system. under the symbol "KNUR." Prior to June, 1998 the company's shares were not traded on any market. The first active trading in the shares of the Company began in the fourth quarter of 1998. Once the Company complies with the new rules change, however, there can be no assurances that a market for the Company's shares will be sustained or that if sustained, such market will operate in a stable manner. The following table sets forth for the periods indicated the high and low closing prices of the Company's Common Stock as reported on the OTC Bulletin Board. The following quotations are over-the-market quotations and, accordingly, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                  COMMON STOCK


                   QUARTER                            1998 TRADE                         1999 TRADE
                                                HIGH                               HIGH
                                                LOW                                LOW
-----------------------------------             ----------------                   ----------------
1st Quarter                                                                        1 3/16
                                                                                   15/32

2nd Quarter                                                                        5/8
                                                                                   11/32

3rd Quarter                                                                        7/16
                                                                                   7/32

4th Quarter                                     1 5/8
                                                1/4


NO DIVIDENDS ANTICIPATED TO BE PAID


The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends in the foreseeable future. The future payment of dividends is directly dependent upon future earnings of the Company, its financial requirements and other factors to be determined by the Company's Board of Directors, in its sole discretion. For the foreseeable future, it is anticipated that any earnings which may be generated from the Company's operations will be used to finance the growth of the Company, and that cash dividends will not be paid to Common Stockholders.

CONTROL OF THE COMPANY; POSSIBLE ISSUANCES OF PREFERRED STOCK

Due to the widely dispersed ownership of the issued and outstanding shares of Common Stock of the Company and the number of shares owned by the Knox family, the Company's officers and directors and will be able to influence the election of all of the Company's directors and thereby control the operations of the Company. In addition, the Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to fix the dividend, liquidation, conversion, redemption and other rights, preferences and limitation of such shares without any further vote or action of the shareholders. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock and dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or the rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any additional shares of its preferred stock, there can be no assurance that the Company will do so in the future. See Part 1, Item
8. "DESCRIPTION OF SECURITIES."


ITEM 2.  LEGAL PROCEEDINGS

         NONE


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Tedder, James, Worden & Associates of Orlando, Florida, is the Company's independent auditor at the present time. The Company has no disagreements with the reports issued by their auditors.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In April of 1998, the Company offered and sold 200,000 shares of the Company's common securities ($.001par value) and realized, after expenses, $95,000.00. The shares were sold for cash, directly by the Company's officers in a Regulation D, Rule 504 offering, to only accredited investors. No underwriter was involved.

In June of 1998, the Company offered and sold 3,405,000 shares of the Company's common securities ($.001par value) and realized, after expenses, $887,813.00. The shares were sold for cash, directly by the Company's officers in a Regulation D, Rule 504 offering, to only accredited investors. No underwriter was involved.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent not prohibited by Florida law. The Company is also empowered under its Bylaws to enter into indemnification agreements with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify.

There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.


ITEM 6.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters have been submitted to a vote of the stockholders of the Company during the past three years through the date of this Registration Statement.

                                    PART F/S

The Company's financial statements for the years ending 1997 and 1998 have been examined to the extent indicated in their reports by Tedder, James, Worden and Associates, P.A., independent certified accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein. Additionally, included herein are the June 1999 interim financial statements. Both are made a part of Part F/S of this form 10-SB.


                                    PART III

ITEMS 1 AND 2.  INDEX TO AND DESCRIPTION OF EXHIBITS


EXHIBIT NO.          EXHIBIT NAME
-----------          ------------

3(i)                 Certificate of Incorporation of Knox Nursery, Inc.

3(i)(1) Certificate of Amendment of Certificate of Incorporation of Knox Nursery, Inc.

3(ii)                Bylaws of Knox Nursery, Inc.


Index to Financial Statements


Independent Auditors' Report .................................................1
1997 and 1998 Balance Sheets..................................................2
1997 and 1998 Statements of Operations........................................3
1997 and 1998 Statements of Stockholder's Equity..............................4
1997 and 1998 Statements of Cash Flows........................................5
Notes to Financial Statements.................................................7
1997 and 1998 Schedule of Operating Expenses.................................14
June 1999 Interim Balance Sheet..............................................15
June 1999 Interim Statement of Operations....................................16
June 1999 Interim Statement of Stockholders Equity...........................17
June 1998 Interim Statement of Cash Flows....................................18



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          KNOX NURSERY, INC.



                                          By: /s/ Bruce R. Knox
                                             ---------------------------------
                                                 Bruce R. Knox, President

Date: October 25, 1999

                               KNOX NURSERY, INC.



                       Financial Statements and Schedule



                           December 31, 1998 and 1997







                  (With Independent Auditors' Report Thereon)

                               KNOX NURSERY, INC.

                               Table of Contents



Independent Auditors' Report ..........................................     1

Financial Statements

    Balance Sheets ....................................................     2

    Statements of Operations ..........................................     3

    Statements of Stockholders' Equity ................................     4

    Statements of Cash Flows ..........................................     5

Notes to Financial Statements .........................................     7

Schedule

    Schedule of Operating Expenses ....................................    14

TEDDER, JAMES, WORDEN                                 Warren L. Tedder, Partner
& ASSOCIATES, P.A.                                    Johnnie P. James, Partner
Certified Public Accountants                            Clay T. Worden, Partner

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Knox Nursery, Inc.:

We have audited the accompanying balance sheets of Knox Nursery, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knox Nursery, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements of Knox Nursery, Inc. taken as a whole. The supplementary information included in Schedules 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ Tedder, James, Worden & Associates, P.A.
                                   --------------------------------------------
                                   Tedder, James, Worden & Associates, P.A.

February 9, 1999

                               KNOX NURSERY, INC.

                                 BALANCE SHEETS

                           December 31, 1998 and 1997


                        ASSETS

                                                             1998              1997
                                                         -----------        ---------
Current assets:
  Cash and cash equivalents                              $   123,345           44,101
  Trade accounts receivable                                  353,969          431,382
  Refundable income taxes                                         --           91,294
  Inventories                                                979,419          893,335
  Prepaid expenses                                            15,382           15,789
  Note receivable from officer                                 1,694           40,067
  Deposits                                                     2,508            2,358
                                                         -----------        ---------
            Total current assets                           1,476,317        1,518,326

Investment in cooperative bank                                13,591           13,591
Property, plant and equipment, net                         6,163,202        6,781,691
Deferred loan cost, net of accumulated amortization
  of $41,852 and $26,157 in 1998 and 1997                     52,315           68,010
                                                         -----------        ---------
                                                         $ 7,705,425        8,381,618
                                                         ===========        =========

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current installments of long-term debt                 $   388,609          863,872
  Accounts payable                                           494,541          981,209
  Accrued expenses                                           164,643          249,432
                                                         -----------        ---------
             Total current liabilities                     1,047,793        2,094,513

Long-term debt, excluding current installments             4,009,520        4,312,749
Due to stockholders                                          250,000           85,000
Deferred income taxes                                        364,753          511,778
                                                         -----------        ---------
             Total liabilities                             5,672,066        7,004,040

Stockholders' equity:
  Common stock                                                11,605            8,200
  Additional paid-in capital                               1,184,670          306,200
  Retained earnings                                          851,549        1,063,178
  Treasury stock                                             (14,465)              --
                                                         -----------        ---------
             Total stockholders' equity                    2,033,359        1,377,578
                                                         -----------        ---------
                                                         $ 7,705,425        8,381,618
                                                         ===========        =========

See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                            STATEMENTS OF OPERATIONS

                 For the years ended December 31, 1998 and 1997


                                                   1998                1997
                                               -----------          ----------
Sales                                          $ 5,485,870           5,646,995
Cost of sales                                    3,711,104           4,711,616
                                               -----------          ----------

        Gross profit                             1,774,766             935,379

Operating expenses                               1,799,919           1,766,027
                                               -----------          ----------

        Operating loss                             (25,153)           (830,648)

Other income (expense):
   Interest expense                               (421,289)           (430,286)
   Interest and dividend income                     11,252               7,324
   Gain on sale of equipment                            --               4,808
   Gain on sale of investments                      44,063                  --
   Other, net                                       32,473             (14,802)
                                               -----------          ----------

        Total other expense                       (333,501)           (432,956)
                                               -----------          ----------

        Net loss before income taxes              (358,654)         (1,263,604)

Income tax benefit                                 147,025             129,477
                                               -----------          ----------

        Net loss                               $  (211,629)         (1,134,127)
                                               ===========          ==========

        Basic loss per common share            $    (0.021)             (0.140)
                                               ===========          ==========

See accompanying notes to Financial Statements.

                               KNOX NURSERY, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                 For the years ended December 31, 1998 and 1997


                                                     ADDITIONAL
                                     COMMON           PAID-IN        RETAINED          TREASURY
                                      STOCK           CAPITAL        EARNINGS            STOCK           TOTAL
                                   ----------        ----------     ----------         --------        ---------
Balances, December 31, 1996        $      500         218,900        2,197,305               --        2,416,705

Increase of authorized common
  stock                                 7,500          (7,500)              --               --               --

Issuance of common stock                  200          94,800               --               --           95,000

Net loss                                   --              --       (1,134,127)              --       (1,134,127)
                                   ----------         -------       ----------         --------        ---------

Balances, December 31, 1997             8,200         306,200        1,063,178               --        1,377,578

Issuance of common stock                3,405         884,408               --               --          887,813

Purchase of treasury stock                 --              --               --          (25,403)         (25,403)

Issuance of treasury stock                 --          (5,938)              --           10,938            5,000

Net loss                                   --              --         (211,629)              --         (211,629)
                                   ----------       ---------       ----------         --------        ---------

Balances, December 31, 1998        $   11,605       1,184,670          851,549          (14,465)       2,033,359
                                   ==========       =========       ==========         ========        =========

See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                            STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 1998 and 1997


                                                                           1998            1997
                                                                       ----------       ----------
Increase in cash and cash equivalents:
Cash flows from operating activities:
  Net income (loss)                                                    $ (211,629)      (1,134,127)
  Adjustments to reconcile net loss to cash
   provided by (used in) operating activities:
    Depreciation and amortization                                         697,386          675,330
    Gain on sale of equipment                                                  --           (4,808)
    Gain on sale of investments                                           (44,063)              --
    Patronage distributions                                                                  4,250
    Deferred income taxes                                                (147,025)         (38,183)
    Cash provided by (used for) changes in:
      Trade accounts receivable                                            77,413          (63,374)
      Refundable income taxes                                              91,294           (3,489)
      Inventories                                                         (86,084)         423,363
      Prepaid expenses                                                        407           20,023
      Deposits                                                               (150)           9,747
      Accounts payable                                                   (486,668)         322,608
      Accrued expenses                                                    (84,789)         198,921
                                                                       ----------       ----------

              Net cash provided by (used in) operating activities        (193,908)         410,261
                                                                       ----------       ----------
   Cash flows from investing activities:
     Purchase of property, plant and equipment                            (63,202)      (1,451,006)
     Proceeds from sale of property, plant and equipment                       --            6,000
     Patronage refunds                                                         --           (1,282)
     Proceeds from sale of investments                                     44,063               --
                                                                       ----------       ----------

                  Net cash used in investing activities                   (19,139)      (1,446,288)
                                                                       ----------       ----------

See accompanying notes to financial statements.                      (Continued)

                               KNOX NURSERY, INC.

                 For the years ended December 31, 1998 and 1997


                                                                    1998              1997
                                                                 ----------        ---------
Cash flows from financing activities:
  Repayment of long-term debt                                      (878,492)        (690,677)
  Proceeds from long-term borrowings                                100,000        1,442,895
  Net increase in due to stockholders                               165,000           85,000
  Collections on note receivable from officer                        38,373           38,371
  Issuance of common stock                                          887,813           95,000
  Purchase of treasury stock                                        (25,403)              --
  Proceeds from the sale of treasury stock                            5,000               --
  Loan issuance fees                                                     --          (12,285)
                                                                 ----------        ---------

       Net cash provided by financing activities                    292,291          958,304

       Net increase (decrease) in cash and cash equivalents          79,244          (77,723)

Cash and cash equivalents at beginning of year                       44,101          121,824
                                                                 ----------        ---------

Cash and cash equivalents at end of year                         $  123,345           44,101
                                                                 ==========        =========
Supplemental disclosures of cash flow information:
  Cash paid for:
    Interest, exclusive of payable to stockholder
    and capitalized interest                                     $  466,780          440,754
                                                                 ==========        =========

See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a) DESCRIPTION OF BUSINESS

        Knox Nursery, Inc. is located in Central Florida and has two operating divisions: 1) the Finished Product Division, with sales of 4 inch annuals to wholesalers, landscapers, and large final-use customers located primarily in Central Florida, and 2) the Plug Division, with sales of seedling annuals (plugs) to brokers and other nurseries located throughout the United States.

    (b) INVENTORIES

        Inventories of plants, seeds and supplies are stated at the lower of cost (first-in, first-out) or market.

    (c) PROPERTY AND EQUIPMENT

        Property and equipment are stated at cost. Assets are depreciated by the straight-line and accelerated methods over the estimated useful lives of the individual assets.

    (d) INCOME TAXES

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        General business credits which include investment tax credits and job credits are accounted for as a reduction of income tax liability in the year realized.

    (e) CASH EQUIVALENTS

        Cash equivalents represent short-term, highly liquid commercial paper readily convertible to cash and with an original maturity of three months or less.

                                        7                           (Continued)

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

    (f) INVESTMENT IN COOPERATIVE BANK

        Investment in cooperative bank is carried at cost increased for the amount of patronage refund certificates and patrons' equity allocated, less distribution received.

    (g) USE OF ESTIMATES

        Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

    (i) BASIC LOSS PER COMMON SHARE

        Net loss per common share is computed by dividing the net loss by the weighted average number of common and common stock equivalents issued and outstanding during the period.

    (j) APPLICATION OF ACCOUNTING STANDARDS

        The Financial Accounting Standards Board recently issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", which is effective for the Association's fiscal year beginning October 1, 1998. Under SFAS 131 the basis for determining an enterprise's operating segments is the manner in which management operates the businesses. The Company does not expect that the adoption of this pronouncement will significantly effect its financial disclosure obligations.

        The Financial Accounting Standards Board recently issued SFAS 132, "Employer's Disclosures about Pensions and other Postretirement Benefits", which is effective for the Association's fiscal year beginning October 1, 1998. SFAS 132 requires certain additional disclosures and standardizes the disclosure requirements for pensions and other postretirement benefits. The Company does not expect that the adoption of this pronouncement will significantly effect its financial disclosure obligations.

                                        8                           (Continued)

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

(2) INVENTORIES

    Inventories at December 31, 1998 and 1997 consisted of:


                                                     1998                 1997
                                                   --------             -------
           Work in process                         $835,480             770,664
           Materials and supplies                   143,939             122,671
                                                   --------             -------
                                                   $979,419             893,335
                                                   ========             =======

(3) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at December 31, 1998 and 1997 consist of the following:


                                                                   1998              1997
                                                               -----------        ----------
         Land                                                  $   272,169           272,169
         Buildings and improvements                              6,824,687         6,788,866
         Machinery and equipment                                 1,535,472         1,527,852
         Automotive equipment                                      259,732           251,933
         Office furniture and equipment                            194,595           182,438
         Construction in process                                     6,365             6,365
                                                               -----------        ----------
                                                                 9,093,020         9,029,633
           Less accumulated depreciation and amortization       (2,929,818)       (2,247,932)
                                                               -----------        ----------

           Net property, plant and equipment                   $ 6,163,202         6,781,691
                                                               ===========        ==========

    Interest of $31,532 was capitalized into the cost of property, plant and equipment during the year ended December 31, 1997. No interest was capitalized during 1998.

                                        9                           (Continued)

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

(4) LONG-TERM DEBT

    Long-term debt consists of the following at December 31, 1998 and 1997:


                                                                                       1998                   1997
                                                                                    ----------             ---------
           NationsBank:
              Construction loan ($4,500,000 limit) with interest
              fixed at 7.5%, principal and interest due in
              level monthly payments based on a 15-year
              amortization with a final balloon payment of all
              unpaid principal and accrued interest on May 8,
              2002. Loan is collateralized by land, buildings
              and improvements.                                                     $4,133,893             4,308,939

              Credit line loan ($600,000 limit) with interest
              equal to the prime rate plus 1%. Line of credit
              renews annually with similar terms and rates.
              Loan is collateralized by land, buildings and
              improvements.                                                            100,000               600,000

              Commercial loan ($160,000 limit) with interest
              at a fixed rate of 7.5%, due with principal and
              interest due in 59 equal monthly installment
              ending May 8, 2001. Loan is collateralized by
              land, buildings and improvements.                                         85,079               117,689

              Commercial loan ($200,000 limit) with interest
              at a fixed rate of 7.5%, due in 36 equal
              monthly installments ending February 5, 2000.
              Loan is collateralized by land, buildings and
              improvements.                                                             79,157               149,993
                                                                                    ----------             ---------
                                                                                     4,398,129             5,176,621
                  Less current installments                                            388,609               863,872
                                                                                    ----------             ---------
              Long-term debt, excluding current installments                        $4,009,520             4,312,749
                                                                                    ==========             =========

    Aggregate principal maturities for the years subsequent to December 31, 1998 are as follows:


              1999                                 $  388,609
              2000                                    243,601
              2001                                    233,338
              2002                                  3,532,581
                                                   ----------
                                                   $4,398,129
                                                   ==========

                                        10                          (Continued)

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

(4) LONG-TERM DEBT, CONTINUED

    The Company's loans have certain financial covenants, some of which were waived for the years ended December 31, 1998 and 1997.

(5) LEASES

    The Company leases certain production equipment under lease agreements classified as operating leases. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1998 are:


                 YEAR ENDED DECEMBER 31,
                 -----------------------
                            1999                             $ 117,843
                            2000                               117,843
                            2001                                90,843
                                                             ---------
                            Total                            $ 326,529
                                                             =========

    Rent expense for the years ended December 31, 1998 and 1997 was $124,913 and $145,618, respectively.

(6) INCOME TAXES

    Income tax expense (benefit) for the years ended December 31, 1998 and 1997 consists of the following:


                                     CURRENT          DEFERRED         TOTAL
                                    ---------        ---------       ---------
         1998:
              Federal               $      --        (141,688)       (141,688)
              State                        --          (5,337)         (5,337)
                                    ---------        --------        --------
                                    $      --        (147,025)       (147,025)
                                    =========        ========        ========

         1997:
              Federal               $ (91,294)        (31,045)       (122,339)
              State                        --          (7,138)         (7,138)
                                    ---------        --------        --------
                                    $ (91,294)        (38,183)       (129,477)
                                    =========        ========        ========

                                        11                          (Continued)

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

(6) INCOME TAXES, CONTINUED

    Total income tax expense for the years ended December 31, 1998 and 1997 differed from amounts computed by applying the U.S. federal income tax rate of 34% to net earnings (loss) before income taxes as a result of the following:

                                                                    1998             1997
                                                                 ---------        ---------
         Computed "expected" tax benefit                         $(121,942)       (429,625)
         Increase (Reduction) in income taxes resulting
         from:
            State income taxes, net of federal income tax
              benefit                                              (13,168)        (44,000)
            Non deductible expenses                                  1,190           4,718
            General business credits                                    --         (32,000)
            Change in valuation allowance for deferred tax
              assets                                                    --         337,000
            Tax rate difference relating to federal net
              operating loss carried back to prior year tax
              return                                                    --          12,049
            Other, net                                             (13,105)         22,381
                                                                 ---------        --------
                                                                 $(147,025)       (129,477)
                                                                 =========        ========

    The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities as of December 31, 1998 and 1997 are as follows:


                                                              1998            1997
                                                           ---------        --------
         Deferred tax assets:
           General business credits                        $ 291,000         293,000
           Net operating loss carryforward                   445,592          44,000
           Allowance for bad debts                             9,544              --
                                                           ---------         -------
                Total gross deferred tax assets              746,136         337,000
                Less valuation allowance                    (337,000)       (337,000)
                                                           ---------         -------
                Net deferred tax assets                      409,136              --
         Deferred tax liabilities:
           Inventory                                         368,262         335,894
           Property and equipment, principally due to
             differences in depreciation                     405,627         175,884
                                                           ---------         -------
                Total gross deferred tax liabilities         773,889         511,778
                                                           ---------         -------
                Net deferred tax liability                 $ 364,753         511,778
                                                           =========         =======

                                        12                          (Continued)

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

(6) INCOME TAXES, CONTINUED

    At December 31, 1997, the Company has net operating loss carryforwards of approximately $2,090,000 for the state of Florida and $869,000 for federal income tax purposes, which are available to offset future taxable income, if any, through 2014. The Company also has general business credit carryforwards for federal income tax purposes of approximately $293,000 which are available to reduce future federal income taxes, if any, through 2013.

(7) PROFIT SHARING PLAN

    The Company has established a voluntary employee savings plan, 401(k), available to all employees who meet certain eligibility requirements. The plan provides for a matching by the Company of the employee's contribution to the plan not to exceed certain specified limits. During the years ended December 31, 1998 and 1997, total Company contributions to the plan were $18,964 and $20,783, respectively.

(8) COMMON STOCK

    During 1997 the Company amended the original Articles of Incorporation to reflect an increase in the authorized common shares from 7,500 to 50,000,000; of which 40,000,000 are to be common and to provide for the authorization of 10,000,000 preferred shares, both with a par value of $.001 per share. At December 31, 1997, 8,200,000 shares of common stock were issued and outstanding. During 1998 the Company issued an additional 3,405,000 shares of common stock and repurchased 580,636 shares of previously issued common stock to be held as treasury stock. The Company then sold 250,000 shares of its treasury stock resulting in 330,636 shares of treasury stock held at December 31, 1998. At December 31, 1998, 11,605,000 shares of common stock were issued and outstanding.

(9) CONTINGENCIES

    In the normal course of business, the Company is subject to certain obligations and litigation. Management, after consultation with counsel, intends to vigorously defend its positions and is of the opinion that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

                                  KNOX NURSERY, INC.                 SCHEDULE 1

                         SCHEDULE OF OPERATING EXPENSES

                 For the years ended December 31, 1998 and 1997


                                                       1998              1997
                                                    ----------        ---------
Advertising                                         $   17,525            5,737
Bad debt expense                                        20,000           20,000
Computer support                                         8,666           13,185
Consultant fees                                         14,688           12,718
Depreciation and amortization                          697,386          675,330
Employee benefits                                       29,984           29,674
Equipment lease                                        124,913          145,618
Gas and oil                                             20,279           19,227
Insurance                                              167,013          154,707
Legal and accounting                                    42,603           22,304
Miscellaneous                                            7,450            6,765
Office supplies and postage                             17,894           21,618
Payroll taxes                                          142,321          149,958
Propane and natural gas                                 24,688           38,089
Salaries and wages                                     231,548          243,215
Taxes and licenses                                      84,488           40,197
Telephone                                               53,740           48,720
Trash removal                                           11,759           10,046
Travel and entertainment                                19,284           21,614
Utilities                                               63,690           87,305
                                                    ----------        ---------
       Total operating expenses                     $1,799,919        1,766,027
                                                    ==========        =========

                               KNOX NURSERY, INC.

                                 BALANCE SHEETS

                              June 30, 1999 & 1998


                     ASSETS                               1999              1998
                                                      -----------       -----------
Current assets:
  Cash and cash equivalents                           $   145,341       $   739,544
  Trade accounts receivable                               467,249           912,356
  Refundable income taxes                                       0           138,834
  Inventories                                             779,419           452,671
  Prepaid expenses                                          6,497             9,405
  Note receivable                                           1,694            40,067
  Deposits                                                  4,158             3,358
                                                      -----------       -----------

                   Total current assets                 1,404,358         2,296,235

Investment in cooperative bank                             10,478            13,591
                                                      -----------       -----------

                   Total investments                       10,478            13,591

Property and equipment                                  9,246,492         9,060,961
  Less accumulated depreciation/amortization           (3,268,122)       (2,577,932)
                                                      -----------       -----------

                   Net property and equipment           5,978,370         6,483,029

Deferred loan issuance fees, net of amortization           66,555            60,162
                                                      -----------       -----------

                                                      $ 7,459,761       $ 8,853,017

      LIABILITIES and STOCKHOLDERS' EQUITY

Current liabilities:
  Current installment of long-term debt               $   700,000       $   268,000
  Accounts payable                                        265,031           622,304
  Accrued expenses                                        207,442           195,001
                                                      -----------       -----------

                   Total current liabilities            1,172,473         1,085,305

Long-term debt, excluding current installments          3,458,172         4,161,201
Due to stockholders                                       200,000           475,000
Deferred tax liability                                    364,753           511,778
                                                      -----------       -----------
                   Total liabilities                    5,195,398         6,233,284

Stockholders' equity
  Common stock                                             11,605            11,605
  Additional paid-in capital                            1,184,670         1,190,608
  Retained earnings                                     1,082,553         1,417,520
  Treasury stock                                          (14,465)                0
                                                      -----------       -----------

                   Total stockholders' equity           2,264,363         2,619,733
                                                      -----------       -----------

                                                      $ 7,459,761       $ 8,853,017

                               KNOX NURSERY, INC.

                            STATEMENTS OF OPERATIONS

                 For the six months ended June 30, 1999 & 1998


                                                   1999              1998
                                               -----------       -----------
Sales                                          $ 3,992,838       $ 3,926,003
Cost of Sales                                    2,550,524         2,490,148
                                               -----------       -----------
           Gross Profit                          1,442,314         1,435,855

Operating expenses                               1,035,319           896,284
                                               -----------       -----------

           Operating income                        406,995           539,571

Other income (expense):
  Interest expense                                (171,355)         (220,441)
  Interest and dividend income                         194               702
  Other                                             (4,830)           34,510
                                               -----------       -----------

           Total other income (expense)           (175,991)         (185,229)
                                               -----------       -----------

           Net income before income taxes      $   231,004       $   354,342

                               KNOX NURSERY, INC.

                            STATEMENTS OF OPERATIONS

                 For the six months ended June 30, 1999 & 1998


                                                            Six months ended June 30:                        Variance
                                               ------------------------------------------------     ------------------------
                                                            Per Cent                   Per Cent        Increase/(Decrease)
                                                  1999      of Sales      1998         of Sales       Amount        Per Cent
                                               ----------   --------   ----------      --------     ----------     ---------
Sales:
    Plug Division                              $2,640,681     66.1%    $2,850,624        72.6%      ($209,943)       -7.4%
    Finished Product Division                   1,352,157     33.9%     1,075,379        27.4%        276,778        25.7%
                                               ----------   -------    ----------      -------      ---------       -------

             Total Sales                        3,992,838    100.0%     3,926,003       100.0%         66,835         1.7%
Cost of sales:
    Plugs                                       1,647,586     62.4%     1,762,368        61.8%       (114,782)       -6.5%
    Finished Products                             902,938     66.8%       727,780        67.7%        175,158        24.1%
                                               ----------   -------    ----------      -------      ---------       -------

             Total Cost of Sales                2,550,524     63.9%     2,490,148        63.4%         60,376         2.4%
                                               ----------   -------    ----------      -------      ---------       -------

Gross profit                                    1,442,314     36.1%     1,435,855        36.6%          6,459         0.4%

Operating expenses
    Advertising                                   129,105      3.2%         5,043         0.1%        124,062      2460.1%
    Amortization                                    7,847      0.2%         7,847         0.2%              0         0.0%
    Bad debt                                        6,000      0.2%        10,000         0.3%         (4,000)      -40.0%
    Computer                                        6,413      0.2%         3,836         0.1%          2,577        67.2%
    Consulting fees                                 5,355      0.1%         6,281         0.2%           (926)      -14.7%
    Depreciation                                  340,500      8.5%       330,000         8.4%         10,500         3.2%
    Employee welfare                               17,754      0.4%        16,771         0.4%            983         5.9%
    Equipment lease                                62,456      1.6%        62,457         1.6%             (1)       -0.0%
    Gas & oil                                      16,141      0.4%         9,841         0.3%          6,300        64.0%
    Insurance                                     103,659      2.6%        96,227         2.5%          7,432         7.7%
    Interest                                      171,355     14.2%       220,441         5.6%        (49,086)      -22.3%
    Legal and accounting                           20,635      1.7%        35,915         0.9%        (15,280)       -6.9%
    Miscellaneous                                   3,920      0.1%         1,861         0.0%          2,059         5.7%
    Office supplies and postage                     9,520      0.2%        11,791         0.3%         (2,271)      -19.3%
    Payroll taxes                                  86,087      2.2%        80,369         2.0%          5,718         7.1%
    Propane and natural gas                        15,316      0.4%        23,160         0.6%         (7,844)      -33.9%
    Salaries - office                             123,964      3.1%       112,909         2.9%         11,055         9.8%
    Taxes, licenses, and fees                       2,020      0.1%        20,592         0.5%        (18,572)      -90.2%
    Telephone                                      25,762      0.6%        27,015         0.7%         (1,253)       -4.6%
    Trash removal                                   7,704      0.2%         6,203         0.2%          1,501        24.2%
    Travel and entertainment                       10,041      0.3%         5,861         0.1%          4,180        71.3%
    Utilities                                      35,120      0.9%        22,305         0.6%         12,815        57.5%
                                               ----------   -------    ----------      -------      ---------       -------

          Total operating expense               1,206,674     30.2%     1,116,725        28.4%         89,949         8.1%
                                               ----------   -------    ----------      -------      ---------       -------

Operating income (loss)                           235,640      5.9%       319,130         8.1%        (83,490)      -26.2%

          Other income (expense)                   (4,636)    -0.1%        35,212         0.9%        (39,848)     -113.2%
                                               ----------   -------    ----------      -------      ---------      --------

          Net profit before income taxes       $  231,004      5.8%    $  354,342         9.0%      ($123,338)      -34.8%

                               KNOX NURSERY, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  For the years ended December 31, 1998 & 1997

                         Six months ended June 30, 1999


                                                            ADDITIONAL
                                                COMMON        PAID-IN         RETAINED          TREASURY
                                                 STOCK        CAPITAL         EARNINGS            STOCK         TOTAL
                                                -------     ----------      ------------        ---------    -----------
Balances, December 31, 1996                     $   500     $  218,900      $  2,197,305         $     0     $ 2,416,705

Increase of authorized common stock               7,500         (7,500)                                0

Issuance of common stock                            200         94,800                                            95,000

Net loss                                                                      (1,134,127)                     (1,134,127)
                                                -------     ----------      ------------        --------     -----------

Balances, December 31, 1997                       8,200        306,200         1,063,178               0       1,377,578

Issuance of common stock                          3,405        884,408                 0               0         887,813

Purchase of treasury stock                            0              0                 0         (25,403)        (25,403)

Sale of treasury stock                                0         (5,938)                0          10,938           5,000

Net income (loss)                                     0              0          (211,629)              0        (211,629)
                                                -------     ----------      ------------        --------     -----------

Balances, December 31, 1998                     $11,605     $1,184,670      $    851,549         (14,465)    $ 2,033,359

Issuance of common stock                              0              0                 0               0               0

Purchase of treasury stock                            0              0                 0               0               0

Net income (loss)                                     0              0           231,004               0         231,004
                                                -------     ----------      ------------        --------     -----------

Balances, June 30, 1999                         $11,605     $1,184,670      $  1,082,553        $(14,465)    $ 2,264,363